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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)


                  40 Aluf David Street, Ramat-Gan 52232 Israel
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F __

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes ___ No X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________



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                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re MTS Reports First Quarter 2004 Results dated May 11, 2004.


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                                                                          ITEM 1



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Press Release                    Source: MTS - Mer Telemanagement Solutions Ltd.

MTS Reports First Quarter 2004 Results
Tuesday May 11, 8:31 am ET

- Company increases investment in sales, marketing and R&D in execution of turnaround plan - RA'ANANA, Israel, May 11 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of Operations Support Systems (OSS) for comprehensive Telecommunication Management and Customer Care & Billing solutions, today reported its financial results for the first quarter of 2004.

Revenues for the first quarter were $2.4 million, an increase of 5% compared with $2.2 million for the first quarter of 2003. Revenues for the fourth quarter of 2003 were $2.5 million. Net loss for the quarter was $197,000, or $(0.04) per share, compared with net income of $14,000, or $0.00 per share, for the first quarter of 2003. Net income for the fourth quarter of 2003 was $80,000, or $0.02 per share.

Commenting on the results, Mr. Eytan Bar, MTS's President and Chief Executive Officer, said, "During the first quarter, we began executing a comprehensive turnaround plan aimed at revenue growth and profitability. Our focus during the first half of this year is to improve our sales and professional services capabilities and to invest in our product offerings. To this end, we have recently appointed Mr. Jeff Holden, a successful industry veteran, as Vice President of Sales for North America, a strategic region for MTS. In addition, to expand our business analysis and project implementation capabilities, we have appointed Mr. Zvika Kupper, an experienced executive from the service provider billing industry, as Vice President of Professional Services."

The Company's gross profit for the first quarter increased by 7% to $1.82 million from $1.7 million in the first quarter of 2003.

During the first quarter, the Company's investment in R&D was $534,000, an increase of 21% compared with $441,000 for the first quarter of 2003 and a decrease of 5% compared with $564,000 for the fourth quarter of 2003. In parallel, the Company increased its investment in sales and marketing by 23% to $1.1 million compared to the first quarter of 2003 and 13% compared to the fourth quarter of 2003. Both increases reflect the steps being taken by management as part of the Company's turnaround plan.

Operating loss for the quarter totaled $238,000 compared with $142,000 for the first quarter 2003.

Yossi Brikman, Corporate COO & CFO, added, "We are pleased to have recorded $145,000 in cash flow from operating activities for the quarter despite the net loss. As of March 31, 2004, our cash and cash equivalents, including marketable securities, reached $10.6 million compared with $10.3 million at the end of 2003."

Mr. Bar concluded, "Taken as a whole, we are satisfied with our accomplishments during the first quarter. We are on track in the execution of our strategic plan and confident as we look ahead."

The Company will conduct a teleconference to discuss the results today, Tuesday, May 11th, at 11:00 AM Eastern Daylight Time (18:00 Israel Time). To participate please dial 1-800-572-9813 from the US or Canada (toll free), 1-800-945-7877 from Israel (toll free), or +1-706-679-7713 from other locations approximately 5 minutes prior to the starting time.



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A replay of the call will be available from 2:00pm EDT on Tuesday, May 11, 2004, until 11:00pm EDT on Monday, February 18. To access the replay please dial 1-800-642-1687 from the US or Canada (toll free), 1-800-945-8731 from Israel (toll free), or +1-706-645-9291 from other locations.

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning and other revenue-generating applications.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ stock exchange (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:
     Company:                                  Investor Relations:
     Yossi Brikman                             Rachel Levine
     Corporate COO & CFO                       The Anne McBride Company, Inc.
     MTS - MER Telemanagement Solutions, Ltd.  Tel : 212-983-1702 ext. 207
     Tel: +972-9-762-1733                      E-mail: rlevine@annemcbride.com
     Email: yossi.brikman@mtsint.com





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                      MER TELEMANAGEMENT SOLUTIONS LTD.
                             AND ITS SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS
                          U.S. dollars in thousands

                                             March 31,          December 31,
                                       2004            2003          2003
                                            Unaudited
               ASSETS

    CURRENT ASSETS:
    Cash and cash equivalents        $8,896          $8,935        $8,684
    Marketable securities             1,683           1,340         1,644
    Trade receivables, net            1,340           1,211         1,391
    Other accounts receivable
     and prepaid expenses               503             563           566
    Inventories                         199             256           193

    Total current assets             12,621          12,305        12,478

    LONG-TERM INVESTMENTS:
    Investment in an affiliate        1,722           1,519         1,859
    Long-term loans, net of
     current maturities                  83              73            95
    Severance pay fund                  560             533           564
    Other investments                   368             375           368

    Total long-term investments       2,733           2,500         2,886

    PROPERTY AND EQUIPMENT, NET         456             593           482

    OTHER ASSETS:
    Goodwill                          2,025           2,025         2,025
    Other intangible assets, net        167             322           206
    Deferred income taxes               105             162           105

    Total other assets                2,297           2,509         2,336

    Total assets                    $18,107         $17,907       $18,182





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                         CONSOLIDATED BALANCE SHEETS
                U.S. dollars in thousands (except share data)

                                             March 31,          December 31,
                                       2004            2003          2003
                                            Unaudited

            LIABILITIES AND
          SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
    Current maturities of
     long-term loans                     $6              $8            $8
    Trade payables                      502             449           393
    Accrued expenses and other
     liabilities                      1,440           1,410         1,421
    Deferred revenues                 1,198           1,266         1,219

    Total current liabilities         3,146           3,133         3,041

    LONG-TERM LIABILITIES:
    Long-term loans, net of
     current maturities                  --               6            --
    Accrued severance pay               668             701           677

    Total long-term liabilities         668             707           677

    SHAREHOLDERS' EQUITY:
    Share capital -
    Ordinary shares of NIS 0.01 par
     value - Authorized: 12,000,000
     shares; Issued: 4,632,137 and
     4,631,471 shares at March 31, 2004
     and December 31,2003, respectively;
     Outstanding: 4,625,137 and
     4,624,471 shares at March 31,
     2004 and December 31, 2003,
     respectively                        14              15            14
    Additional paid-in capital       12,622          12,906        12,603
    Treasury shares                     (20)           (344)          (20)
    Accumulated other comprehensive
     income (loss)                       94            (217)           87
    Retained earnings                 1,583           1,707         1,780

    Total shareholders' equity       14,293          14,067        14,464

    Total liabilities and
     shareholders' equity           $18,107         $17,907       $18,182




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                    CONSOLIDATED STATEMENTS OF OPERATIONS
                U.S. Dollars in thousands (except share data)

                          Three months ended Year ended
                             March 31, December 31,
                                      2004           2003           2003
                                           Unaudited

    Revenues from products
     and services                    $2,359          $2,240        $9,230
    Cost of revenues from
     products and services              541             540         1,849

    Gross profit                      1,818           1,700         7,381

    Operating expenses:
    Research and development            534             441         1,825
    Selling and marketing             1,125             918         3,916
    General and administrative          397             483         1,830

    Total operating expenses          2,056           1,842         7,571

    Operating loss                     (238)           (142)         (190)
    Financial income, net                27              17           124
    Other income (expenses), net        (32)             --             6

    Loss before taxes on income        (243)           (125)          (60)
    Taxes on income                      --              --           198

                                       (243)           (125)         (258)
    Equity in earnings of affiliate      46             139           345

    Net income (loss)                 $(197)            $14           $87

    Net earnings (loss) per share:
    Basic and diluted net earnings
   (loss) per Ordinary share         $(0.04)            $--         $0.02

    Weighted average number of
     Ordinary shares used in
     computing basic net earning
    (loss) per share              4,624,804       4,647,793     4,617,099

    Weighted average number of
     Ordinary shares used in
     computing diluted net
     earning (loss) per share     4,624,804       4,647,793     4,628,249








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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                (Registrant)



                                            By: /s/Yossi Brikman
                                                ----------------
                                                Yossi Brikman
                                               Chief Financial Officer



Date: May 11, 2004